Pioneer Exploration Inc.
750 West Pender Street, Suite 202
Vancouver, British Columbia
V6C 2T7     Canada

VIA EDGAR

March 4, 2009

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC
20549

Attention:  Jill S. Davis

Dear Ms. Davis:

Re:	Pioneer Exploration Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended August 31, 2008
Filed December 2, 2008
Form 10-Q for the Fiscal Quarter Ended November 30, 2008
Filed January 8, 2009
File No. 333-135743

Further to your comment letter of February 27, 2009, I confirm that the following documents have been filed with the SEC via EDGAR:

1.	Form 10-Q/A – 1st Amendment; and
2.	this comment letter.

The following are the responses to your comments.

Form 10-K for the Fiscal Year Ended August 31, 2008

Controls and Procedures, page 24

1.
I confirm that the disclosure in the Form 10-Q/A has been amended to now include management’s conclusion on the effectiveness of the Company’s disclosure controls and procedures as of November 30, 2008.  See page 2 of the Form 10-Q/A for the requested amendments.

Also, I confirm that the omission of this disclosure was inadvertent.

Finally, I confirm that the Form 10-K/A will be filed with the same amended disclosure when the Company completes the assessment of its internal control over financial reporting.

2.
I confirm that management is currently assessing the Company’s internal control over financial reporting.  The Company plans to have the assessment completed within 30 calendar days and to file a Form 10-K/A to disclose the results of the assessment.

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Form 10-Q for the Fiscal Quarter Ended November 30, 2008

Disclosure Controls and Procedures, page 15

3.	I confirm that definition of “disclosure controls and procedures” has been modified in the Form 10-Q/A as requested. See page 2 of the Form 10Q-A for the requested amendment.

Exhibit 31

4.	I confirm that the Exhibit 31 in the Form 10-Q/A has been amended to match the exact text required in the Section 302 certifications. See pages 6 and 7 of the Form 10-Q/A for the requested amendments.

Also, I confirm that the Company will comply with this comment in all future filings or otherwise advise.

Also, I confirm that the Form 10-K/A will be filed with the same amended disclosure when the Company completes the assessment of its internal control over financial reporting.

The Company acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust the above to be satisfactory.  If you have any questions or require anything further please give me a call.

Sincerely,

Pioneer Exploration Inc.

Per:  /s/ Warren Robb

Warren Robb
CFO

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